Exhibit (a)(1)(B)
May 20, 2005
Dear Stockholder:
      As you know, on May 9, 2005, Tracinda Corporation commenced a tender offer to purchase up to 28 million shares of General Motors Corporation’s (“General Motors”) common stock, par value $1 2/3 per share, at a price of $31 per share. The shares sought in the tender offer represent less than 5 percent of General Motors’ outstanding common stock.
      On May 19, 2005, in response to the tender offer, General Motors announced that its Board of Directors had determined that General Motors would express no opinion and would be neutral with respect to the tender offer. At your request, we are providing for your review General Motors’ statement on Schedule 14D-9, which was filed with the Securities and Exchange Commission on May 19, 2005 and contains additional information regarding the Board of Directors’ determination with respect to the tender offer.

Nancy E. Polis
Secretary